CLASS VI SECURITIES, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION
AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exhange Act of 1934 as a **PUBLIC DOCUMENT**.

C O N T E N T S

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68068

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Class VI Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

255 Fillmore Street Suite 500

(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Younger	303-243-5601	chris@classvipartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Chris Younger_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Class VI Securities, LLC_____, as of __December 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DALYCE TINOCO
Notary Public
State of Colorado
Notary ID # 20054020883
My Commission Expires 11-07-2028

Signature:_____

Title:_____
CEO

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

hab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's
of Class VI Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Class VI Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Class VI Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Class VI Securities, LLC's management. Our responsibility is to express an opinion on Class VI Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Class VI Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Class VI Securities, LLC's auditor since 2021.

Maitland, Florida

March 27, 2026

CLASS VI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS

Cash and Cash Equivalents		$ 5,530,006
Long-term Member Receivables		2,175,965
Property and Equipment - At Cost		
Office Furniture and Equipment	$ -	
Leasehold Improvements	168,715	
	168,715	
Less: Accumulated Depreciation	168,715	
Property and Equipment - Net		0
TOTAL ASSETS		**$ 7,705,971**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Intercompany Payable		$ 1,542,650
Member Note payable		327,207
TOTAL LIABILITIES		1,869,857

MEMBERS' EQUITY

Retained Earnings	5,836,114	
TOTAL MEMBERS' EQUITY		5,836,114
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 7,705,971

The accompanying notes are an integral part of the financial statements.

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company and began operations in January 2010. In 2020, the name of the Company was changed from Capital Value Advisors, LLC to Class VI Securities, LLC. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

The Company is not claiming an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k), but is exempt in reliance of footnote 74 of the 2013 SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ updated by the SEC staff July 1, 2020 (the "identified exemption"). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception. Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management's belief that accounts receivable are fully collectible and long-lived assets are recoverable. Actual results could differ from those estimates.

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company and began operations in January 2010. In 2020, the name of the Company was changed from Capital Value Advisors, LLC to Class VI Securities, LLC. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

The Company is not claiming an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k), but is exempt in reliance of footnote 74 of the 2013 SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ updated by the SEC staff July 1, 2020 (the "identified exemption"). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception. Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management's belief that accounts receivable are fully collectible and long-lived assets are recoverable. Actual results could differ from those estimates.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Revenue Recognition. Effective January 1, 2018, the Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606". The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a identify the contract(s with a customer, (b identify the performance obligations in the contract, (c determine the transaction price, (d allocate the transaction price to the performance obligations in the contract, and (e recognize revenue when (or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company receives success fee (commission income for providing marketing advisory services. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2025. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Our principal source of revenue is derived from commission fees, more fully described below.

Commission Fee. Commission fees are due in accordance with the terms of the executed agreement. Commission revenues are recognized when services for the transactions are complete, except when future contingencies exist, in accordance with terms set forth in individual agreements. Commission revenues are dependent on the successful completion of a transaction. Performance obligations are satisfied and revenue is recorded as these events are completed.

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2025, cash equivalents consisted of amounts held in money market funds.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2025.

Financial Instruments and Concentrations of Credit Risk. The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their short-term nature.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash, cash equivalents, and accounts receivable. The Company periodically monitors its positions with, and the credit quality of, the financial institutions in which it maintains cash deposits. At times throughout the year, balances in various bank accounts may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral, as management believes they have collection measures in place to limit the potential for significant losses. At December 31, 2025, there are no Accounts Receivable. For the year ended December 31, 2025, approximately 57% of Revenue was generated from four customers.

Property and Equipment. Property and equipment are recorded at cost. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the asset.

Advertising Expenses. Advertising costs are expensed in the period incurred.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which varies from five to ten years.

1 **Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)**

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for Federal and State income tax reporting purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members and any resulting tax liability is the responsibility of the members. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalties and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a

liability mentioned above or further disclosure. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal and State of Colorado jurisdictions.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through the date which the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure.

Segment Reporting. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of service, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 19.6 percent of its total revenues from a single external customer in 2025.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2025, net of accumulated depreciation, is as follows:

Leasehold Improvements $ 0

Property and Equipment - Net $ 0

Depreciation expense for the year ending December 31, 2025 was $123.

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had net capital of $3,660,149, which was $3,535,486 in excess of its required $124,663. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

4 Expense Sharing.

In January 2021 the Company entered into an expense sharing agreement with Class VI Partners, LLC. Each quarter expenses, including salaries and bonuses, rent, marketing and business development, travel and other office overhead items are allocated based upon the % of total revenue recorded for that quarter by each respective company. Any direct costs incurred or recognized by the Company are paid directly by the Company or allocated 100% to the Company and are not included in the expense sharing allocation. During the year ended December 31, 2025, expenses allocated totaled $6,855,536 of which $1,542,650 is due to Class VI Partners, LLC.

5 Retirement Plan.

The Company has a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Company makes safe harbor matching contributions to the plan, and at its discretion, may authorize additional matching and/or profit sharing contributions to the plan. The Company incurred $6,792 in plan related expenses for the year ended December 31, 2025.

6 Note Payable.

On October 15, 2025, the Company entered into a promissory note with Nob Hill Capital in connection with the redemption of stock. The promissory note has a principal balance of $323,115.15 and bears interest at a fixed rate of 6.00% per annum. The note requires two equal annual payments of principal and interest of $171,847.93 due on October 15, 2026 and October 15, 2027, with all amounts due at maturity. The note may be prepaid at any time without penalty. In the event of default, outstanding amounts accrue interest at a rate of 12.00% per annum.
As of December 31, 2025, the outstanding principal balance was $323,115,15, and accrued interest of $4,091.94. Interest expense recognized for the period ended Decemer 31, 2025 was $4,091.94. The note is unsecured and contains customary default provisions. The Company was in compliance with the terms of the agreement as of December 31, 2025.

7 Long-Term Member Receivables.

Long-term member receivables represent promissory notes executed by shareholders of the Company in connection with their equity buy-in transactions. As of December 31, 2025, the aggregate balance of these notes and accrued interest totaled $2,175,965. These notes are unsecured obligations of the respective members and are classified as long-term assets based on management's expectation that repayment will extend beyond twelve months from the balance sheet date. The Company believes these receivables are fully collectible and has not recorded an allowance for doubtful accounts against these balances.